ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77C

Income Securities Trust

The Fund held its Annual Meeting of Shareholders on January 21, 2011.  The following proposal was considered by the shareholders:

Proposal: Election of eleven (11) Trustees to serve until their respective successors have been duly elected and qualified.  The votes cast with respect to each Trustee are set forth below.

THE PROPOSAL PASSED  ON January 21, 2011.

	TOTAL VOTES FOR THE NOMINEE	TOTAL VOTES WITHHELD FROM THE NOMINEE

James F. Carlin	8,845,546	171,894
William H. Cunningham	8,841,058	176,382
Deborah C. Jackson	8,820,838	196,602
Charles L. Ladner	8,837,252	180,188
Stanley Martin	8,843,996	173,444
Hugh McHaffie	8,852,356	165,084
John A. Moore	8,855,659	161,781
Patti McGill Peterson	8,842,709	174,731
Steven R. Pruchansky	8,838,151	179,289
Gregory A. Russo	8,852,199	165,241
John G. Vrysen	8,848,410	169,030

11